Law Offices of
Dieterich & Mazarei
11300 W. Olympic Boulevard, Suite 800
Los Angeles, California 90064
(310) 312-6888 FAX (310) 312-6680

February 24, 2009

Chris White

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-7010 Via EDGAR

Re:	Lucas Energy, Inc. Form 10-K for Fiscal Year Ended March 31, 2008 File June 19, 2008 Form 10-QSB for Fiscal Year Ended June 30, 2008 File August 13, 2008 File No. 1-32508

Dear Mr. White:

     Please accept these responses, on behalf of Lucas Energy, Inc., to your letter, dated January 9, 2009: Form 10-K for the Fiscal Year Ended March 31, 2008 Reserves, page 12

1.	We have considered your response to our prior comment number one in our letter of September 19, 2008. Please include a reconciliation of this non-GAAP measure to the most directly comparable GAAP measure, which is the standardized measure of future net discounted cash flows, as set forth in paragraph 30 of Statement of Financial Accounting Standards 69. In addition, discuss the limitations of this non-GAAP measure as compared to the use of the most directly comparable GAAP measure. We refer you to the requirements of Item 10(e)(i)(B) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of the Non-GAAP Financial Measures released by the SEC on June 13, 2003.

COMPANY RESPONSE: The Company reviewed its disclosures with respect to compliance with Item 10(e)(i)(B) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of the Non-GAAP Financial Measures released by the SEC on June 13, 2003. The Company determined that its Non-GAAP financial disclosure of “Undiscounted Future Net Revenue” and “Present Value of Proved Reserves Discounted at 10% per year” will be removed from the referenced table on page 12. The Amended Form 10-K will include the following disclosures:

Reserves

Our proved reserves and the standardized measure of discounted future net cash flows of our interests in proved oil and gas reserves at March 31, 2008 are set forth below:

			Discounted
		Natural	Future Net
	Oil	Gas	Cash Flow
Proved Reserves	(Bbls)	(MCF)	(at 10% per year)

Developed Producing	496,020	96,010	$30,028,770

Developed Non Producing	71,320	-	4,268,530

Undeveloped	1,229,890	-	55,838,230

Total, before income taxes	1,797,230	96,010	$90,135,530
Less: Estimated income taxes on future
net cash flows (discounted at 10% per year)	n/a	n/a	$(26,716,187)

Total, March 31, 2008	1,797,230	96,010	$63,419,343

Our proved reserves and the standardized measure of discounted future net cash flows of our interests in proved oil and gas reserves at March 31, 2007 are set forth below:

			Discounted
		Natural	Future Net
	Oil	Gas	Cash Flow
Proved Reserves	(Bbls)	(MCF)	(at 10% per year)

Developed Producing	252,200	-	$7,078,060

Developed Non Producing	85,840	41,530	3,233380

Undeveloped	1,224,500	-	25,629,880

Total, before income taxes	1,582,540	41,530	$35,941,320
Less: Estimated income taxes on future
net cash flows (discounted at 10% per year)	n/a	n/a	$-

Total, March 31, 2007	1,582,540	41,530	$35,941,320

The proved reserves estimates contained in the above tables for the periods ending March 31, 2008 and March 31, 2007 are based primarily on reserve reports prepared by of Forest A. Garb & Associates, Inc., independent petroleum consultants to the Company. The present values of the proved reserves identified in the tables are prepared by discounting future projected net cash flows computed with constant oil and gas prices of $103.99 per barrel (Bbl) and $6.44 per thousand cubic feet (Mcf) and constant future production and development costs less estimated future income tax expense (determined by applying the estimated income tax rate to future pre-tax net cash flows deriving from the Company’s proved reserves). The constant oil and gas prices used at March 31, 2007 were $65.94 per barrel and $7.50 per thousand cubic feet, respectively. The estimated future net cash flows are then discounted at a rate of 10 percent per year.

Reserve reports prepared by petroleum engineers and used by the Company are, by their very nature, inexact and subject to changes and revisions. Proved developed reserves are reserves expected to be recovered from existing wells with existing equipment and methods. Proved undeveloped reserves are expected to be recovered from new wells drilled to known reservoirs on undrilled acreage for which existence and recoverability of such reserves can be estimated with reasonable certainty, or from existing wells where a relatively major expenditure is required to establish production. No estimates of reserves have been included in any reports to any federal agency other than the SEC.

See SFAS 69 Supplemental Oil and Gas Disclosures included as part of our consolidated financial statements.

Engineering Comments
Description of Properties, page 12
Reserves, page 12

2.	Please submit to us technical information to support the PUD reserves you have claimed for the Christian Henry E. New Lateral and the Barrett, W.L. et al – lateral:

Identity, location, reservoir characterization and production histories of all the wells used for analogy purposes:

Itemized well costs with sources identified:

Narrative of methodology used to estimate PUD reserves.

COMPANY RESPONSE: The Company has submitted the requested technical data directly to Mr. Ronald Winfrey, Petroleum Engineer, via an email from the Company’s outside reservoir engineer Ms. Sandra W. Wall, Forrest A. Garb & Associates, Inc. on January 19, 2009. It is the Company’s understanding that the data submitted to Mr. Winfrey was of acceptable form and content, and that the request has been satisfied.

Reserves, page 12

3.	Your response 12 to our September 19, 2008 letter proposed disclosure of “capitalized drilling costs” to comply with SEC Industry Guide 2. Please also disclose the net exploration wells and the net development wells you drilled in each of the three prior years as referenced by paragraph six of the SEC Industry Guide 2.

COMPANY RESPONSE: The SEC has requested information on the net exploration wells and the net development wells drilled for each of the last three years. Since the registrant qualifies as a smaller reporting company, we believe that the disclosure requirements under Regulation S-K Rule 4-10(B) require two years of information rather than three years.

The production volumes and capitalized drilling costs for each of the significant wells owned by the Company are shown in the Wells section under Item 2: Description of Properties. The number of net productive and dry exploratory wells drilled and the number of net productive and dry development wells drilled for the prior two years will be identified, as provided for in paragraph six of the SEC Industry Guide 2. The Amended Form 10-K will be modified to read:

The following summarizes the Company’s net production and capital expenditures for the years ending March 31, 2008 and 2007:

	March 31,	March 31,
	2008	2007
Production:
Oil (barrels)	36,728	21,502
Natural gas (thousands cubic feet)	1,712	2,310
Total (barrels oil equivalent)	37,013	21,887

Capital Expenditures	$10,203,782	$9,231,339

The following summarizes the Company’s drilling activities for the two years ending March 31, 2008 and

March 31, 2007:
	Productive	Dry
For the year ending March 31, 2008	Wells	Wells
Exploratory wells, net	0	0
Development wells, net	2	0

	Productive	Dry
For the year ending March 31, 2007	Wells	Wells
Exploratory wells, net	0	0
Development wells, net	0	0

Closing Comments

Lucas Energy, Inc. (the “Company”) hereby acknowledges that:

          (1) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

          (2) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          (3) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please feel free to contact this office at any time.

Sincerely,

DIETERICH & MAZAREI

/s/ Christopher H. Dieterich

Christopher H. Dieterich

Counsel to Lucas Energy, Inc.